January 29, 2007

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

Mail Stop 3720

100 F. Street, N.E.

Washington, D.C. 20549

Re: Famous Uncle Al’s Hot Dogs & Grille, Inc.

File No. 333-132948

Dear Ms. Anderson

Please let this correspondence serve as our official request for acceleration of the effective date of the heretofore filed Registration Statement pursuant to Rule 461 of the Securities Act of 1933. We hereby request that the effective date of the registration be established as the 29th day of January, 2007 at 4:00 p.m., or as soon as practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to the requirements of the Securities Act of 1933, this acceleration request has been signed by the following person in the capacity and on the date indicated.

By /s/ Paul Esposito	Chief Executive Officer	Dated: January 29, 2007
Paul Esposito